SAN FRANCISCO EAST BAY BREWING INC.

REVIEW REPORT

FOR THE PERIOD ENDING:

August 29, 2017

R&A Tax & Accounting, LLC

Anthony Aversano, CPA

Ronald Patane, CPA, MST

www.ra-cpa.com

Phone: 631.327.4678

Long Island, NY

SAN FRANCISCO EAST BAY BREWING INC.

Executive Overview

The accompanying financial statements of San Francisco East Bay Brewing Inc. are for informational purposes only. This is a nonpublic, closely-held company which provides its financial statements to its bankers, money lenders and other interested parties.

The financial statements of San Francisco East Bay Brewing Inc. are provided to you by R&A Tax & Accounting, LLC, a regional public accounting firm.

SAN FRANCISCO EAST BAY BREWING INC.
REVIEW REPORT

CONTENTS

R&A Tax & Accounting, LLC

Anthony Aversano, CPA   *Ronald Patane, CPA, MST*

ACCOUNTANT'S REVIEW REPORT

San Francisco East Bay Brewing Inc.
12893 Alcosta Blvd, Suite N
San Ramon, CA 94583

To Whom it May Concern:

We have reviewed the accompanying balance sheet of San Francisco East Bay Brewing Inc. for the as of August 29, 2017 and the related income statement and statement of cash flows. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the result of our procedures provides a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

R & A Accounting, LLC

Long Island, NY

August 29, 2017



_____
Anthony Aversano, CPA

_____
Ronald Patane, CPA, MST

SAN FRANCISCO EAST BAY BREWING INC.

BALANCE SHEET

ASSETS

Current Assets:

Cash & Cash Equivalents	$	-
Accounts Receivable		-
Total Current Assets		**-**

Property & Equipment:

Office Equipment	-
Accumulated Depreciation	-
Total Property & Equipment	**-**

Other Assets:

Intangible Assets, Net	-
Total Other Assets	**-**
TOTAL ASSETS	$ -

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable & Accrued Expenses	$	5,194
Deferred Revenue		-
Total Current Liabilities		**5,194**

Long-Term Liabilities:

Due to related parties	-
Total Long-Term Liabilities	**-**

Stockholders Equity

Current Year Earnings	(5,691)
Equity Holder: Atul Madne, Contributions	90
Equity Holder: Chris Hampton, Contibutions	32
Equity Holder: Eric Patzner	3
Equity Holder: Gillian Gray	24
Equity Holder: Ian Schuster, Contributions	200
Equity Holder: Murty Chennubhotla, Contributions	90
Equity Holder: Schubros Brewery, Contributions	58
Total Stockholders Equity	**(5,194)**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ -

SAN FRANCISCO EAST BAY BREWING INC.

INCOME STATEMENT

Income:

Revenue	$	-
Total Income		-

Expenses:

Advertising	1,500
Dues & Subscriptions	80
General Expenses	89
Legal Fees	3,525
Other services	58
Wages & Salaries	439
Total Expenses	5,691
Operating Income / (Loss)	(5,691)

Other Income / (Expense):

Other Income	-
Interest Income	-
Interest Expense	-
Total Other Income/(Expenses)	**-**
Net Income (Loss)	$ **(5,691)**

SAN FRANCISCO EAST BAY BREWING INC.

STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities:

Net Income (Loss)	$	(5,691)
Adjustments to reconcile net income to net cash provided		
by (used in) operating activities:		
(Increase) decrease in Accounts Receivable		-
Increase (decrease) in Accounts Payable and other liabilities		5,194
Total Adjustments		5,194
Net Cash Provided By (Used In) Operating Activties		**(497)**

Cash Flows from Investing Activities:

Office Equipment		-
Patents/Trademark Costs		-
Net Cash Provided By (Used In) Investing Activities		**-**

Cash Flows from Financing Activities:

Stockholder Contributions		497
Net Cash Provided By (Used In) Financing Activities		**497**

Net Increase in Cash		-
Cash at Beginning of Period		-
Cash at Ending of Period	$	-

NOTES TO THE FINANCIAL STATEMENTS

1. <u>NATURE OF ACTIVITIES</u>

San Francisco East Bay Brewing Inc. (the Company) is the Asian sales, production, and distribution spinoff of Schubros Brewery out of the San Francisco Bay Area. The Company will hold an interest in Schubros and in SBCCraft, a joint venture between Schubros and C-Craft Brewery out of Hanoi, Vietnam. The Company is currently investigating opening up a second facility in Lushan, China. The Company was incorporated in Delaware on June 22, 2017.

The Company's mission is to lead the craft beer revolution throughout Asia with outstanding product that embodies the vibrant lifestyle that is San Francisco, California.

2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Revenues are recognized when they are earned and deductions are recognized when expenses are incurred. This method is used because management considers this policy to be the best measure of revenue recognition.

Cash & Cash Equivalents

The Company considers all unrestricted highly liquid investments with a maturity date of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company is considered a corporation for tax purposes. As such, the Company is subject to both Federal and State income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.